FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements submitted to the Superintendency of Banks and Financial Institutions and published by Banco de Chile in its website on February 5, 2009, for the month ended December 31, 2008.

BANCO DE CHILE AND SUBSIDIARIES

___________

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I. Consolidated Financial Statement
II. Consolidated Statement of Income
_______________

MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of December 31,

		Proforma
ASSETS	2008	2007
	MM$	MM$ (*)

Cash and due from banks	751,223	511,779
Transactions in the course of collection	469,580	368,855
Trading securities	679,843	1,668,851
Securities purchased under agreements to resell	75,519	75,282
Derivative instruments	904,726	438,043
Loans and advance to banks	321,992	477,488
Loans and accounts receivables to customers	13,421,804	12,461,733
Available for sale instruments	1,071,438	229,127
Held to maturity instruments	—	—
Investments in other affiliates	11,377	9,958
Intangible assets	34,763	31,806
Fixed assets	205,369	215,286
Deferred tax assets	70,505	58,027
Other assets	110,303	189,614

TOTAL ASSETS	18,128,442	16,735,849

(*) The amounts for 2007 are updated by Consumer Price Index for price-level restatement purposes (8.9%)

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of December 31,

		Proforma
LIABILITIES	2008	2007
	MM$	MM$ (*)

Current accounts and demand deposits	3,007,261	3,309,190
Transactions in the course of payment	141,988	105,438
Securities sold under agreements to repurchase	420,658	408,078
Saving accounts and time deposits	8,472,590	7,990,733
Derivative instruments	862,799	475,131
Borrowings from financial institutions	1,498,549	882,896
Debt issued	1,900,588	1,793,176
Other financial obligations	93,708	73,224
Current tax liabilities	9,053	2,551
Deferred tax liabilities	25,465	22,347
Provisions	290,990	83,163
Other liabilities	107,050	94,659

TOTAL LIABILITIES	16,830,699	15,240,586

EQUITY

Attributable to equity holders of the parent:
Capital	1,106,491	1,087,873
Reserves	118,170	118,336
Other accounts	(16,660)	(6,963)
Retained earnings:
Retained earnings from previous periods	8,007	8,007
Income for the period	272,425	288,000
Less:
Provisions for minimum dividends	(190,698)	—

	1,297,735	1,495,253
Minority interest	8	10

TOTAL EQUITY	1,297,743	1,495,263

TOTAL LIABILITIES AND EQUITY	18,128,442	16,735,849

(*) The amounts for 2007 are updated by Consumer Price Index for price-level restatement purposes (8.9%)

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
As of December 31,

		Proforma
	2008	2007
	MM$	MM$ (*)

Interest revenue	1,663,643	1,401,782
Interest expense	(885,104)	(750,707)

Net interest revenue	778,539	651,075

Income from fees and commission	275,899	271,841
Expenses from fees and commission	(60,035)	(56,341)

Net fees and commission	215,864	215,500

Gains (losses) from trading and brokerage activities	387,703	58,640
Foreign exchange transactions, net	(353,012)	21,702
Other operating income	68,386	27,435

TOTAL OPERATING REVENUE	1,097,480	974,352

Provision for loan losses	(138,593)	(75,641)

NET OPERATING REVENUE	958,887	898,711

Staff expenses	(306,040)	(276,273)
Administrative expenses	(177,862)	(170,918)
Depreciation and amortization	(35,573)	(33,413)
Impairments	—	—
Other operational expenses	(54,373)	(29,259)

TOTAL OPERATING EXPENSES	(573,848)	(509,863)

OPERATING INCOME	385,039	388,848

Income attributable to affiliates	2,987	(2,074)
Loss from price-level restatements	(77,789)	(63,520)

Income before income taxes	310,237	323,254
Income taxes	(37,810)	(35,251)

Income from continuous operations	272,427	288,003
Income from discontinued operations	—	—

INCOME FOR THE PERIOD	272,427	288,003

Attributable to:
Equity holders of the parent	272,425	288,000
Minority interest	2	3

Earnings per share equity holders of the parent for the year:
Basic earnings per share	3.37	3.65
Diluted earnings per share	3.37	3.65

(*) The amounts for 2007 are updated by Consumer Price Index for price-level restatement purposes (8.9%)

BANCO DE CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007

______________

Accounting Changes:

(a) The Superintendence of Banks and Financial Institutions (SBIF), through its Circular No. 3,410 dated November 9, 2007, subsequently complemented by Circular No. 3,443 dated August 21, 2008, introduced the new Compendium of Accounting Standards that Banks must apply in the context of the project of convergence to International Financial Reporting Standards (IFRS) developed by that Superintendence. The main impacts originated by the application of these new accounting criteria are described below:

i. Accounting changes performed during 2008:

In accordance with Chapters B-4 and E of the mentioned Compendium of Standards of the Superintendence of Banks and Financial Institutions, the Bank recorded MCh$190.698 in liabilities under “Provisions” as of December 31, 2008 for the concept of provision for payment of minimum dividends, reflecting as a counterpart an equity reduction for the same amount under “Retained earnings”. Until 2007, dividends were reflected as of the date of the agreement of the corresponding Ordinary General Shareholders’ Meeting. The mentioned change did not generate effects on income.

ii. New formats for the presentation of financial statements applied as of 2008:

Chapter C-3 of the mentioned Compendium of Standards of the Superintendence of Banks and Financial Institutions established the new formats for presentation of the annual financial statements, requiring in Chapter E, their application as of 2008. The application of these new formats only affected the presentation of these financial statements, and did not have an effect on the accounting criteria applied by the Bank. For comparison purposes the financial statements for 2007 have been modified in accordance with the new presentation format, and therefore, the financial statements that are presented for this period differ, in terms of their presentation, from those reported the previous year.

iii. Standards to be applicable as of 2009

In addition, the mentioned Compendium of Standards establishes that as of January 1, 2009, banks must begin with the application of the new accounting criteria established by the Superintendence of Banks and Financial Institutions (SBIF), and in those matters not addressed by the compendium, apply International Financial Reporting Standards (IFRS). The changes in accounting criteria are related, among other things, to the following matters: a) suspension of the price-level restatement mechanism; b) option to revaluate property, plant and equipment as of the date of the first time application of the standard; c) accrual of loan interest at the effective rate; d) changes and incorporation of additional disclosures in notes to the financial statements; etc.

The application of these new accounting criteria originated adjustments on the balances of the Bank’s equity accounts as of January 1, 2009, and will also affect determination of income for future years. Likewise, and only for comparison purposes with the financial statements that will be presented in 2009, the Bank must present the financial statements for 2008 in accordance with the new accounting criteria, which will differ from those presented herein. As of the date of issuance of these consolidated financial statements, the Bank is in the process of preparing the information that will allow it to estimate, with reasonable objectivity, the final adjustments that must be reflected in 2009 and the effects on the statement of financial situation and on the statement of income for 2008.

BANCO DE CHILE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December, 31 2008 and 2007

______________

Accounting Changes, continued:

(b) In connection with the merge between Bank de Chile and Citibank Chile, which became effective from January 1, 2008, it proceeded the homologation criteria maintained by each bank before the merge referring to financial instruments classification, according to the different categories defined by the rule. The homologation criteria process at September 30, 2008 has implied to reclassify certain financial instruments from “ Trading Securities” to " Available for sale instruments “ by an amount equivalent to MM$ 244.827 (historical).

(c) During 2008, there have not been others accounting changes that may significantly affect these consolidated financial statements.

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl , as well as at Banco de Chile Principal Offices”

"These Consolidated Financial Statement correspond to financial information included in Press Release for fourth quarter 2008"

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO